QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

Arch Capital Group Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
(in thousands, except ratios)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Income (Loss) before income taxes and extraordinary item and cumulative effect of accounting change	$873,544	$739,893	$285,435	$343,127	$306,500
Minus: Equity in net income (loss) of investees	(9,048)	(431)	0	(1,211)	(3,011)
Plus: Fixed charges	27,032	26,386	26,204	22,103	4,310

Income (loss) available for fixed charges	$891,528	$765,848	$311,639	$364,019	$307,799

Fixed charges:
Interest and amortization on indebtedness	22,093	22,090	22,504	17,970	1,410
Estimate of interest component within rental expense net of sublease (income)(1)	4,939	4,296	3,700	4,133	2,900

Total fixed charges	27,032	26,386	26,204	22,103	4,310

Preference dividends	25,844	20,655	—	—	—

Total fixed charges and preference dividends	52,876	47,041	26,204	22,103	4,310

Ratio of earnings to fixed charges	33.0	29.0	11.9	16.5	71.4

Ratio of earnings to fixed charges and preference dividends	16.9	16.3	11.9	16.5	71.4

(1)
Represents a reasonable approximation of the interest cost component of rental expense net of sublease (income) incurred by the Company.

QuickLinks

  Exhibit 12
Arch Capital Group Ltd. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges and Preference Dividends (in thousands, except ratios)